Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

For the Three Months Ended March 31, 2017
Earnings before income taxes	$2,091

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(24)
Fixed charges	185
Earnings available for fixed charges	$2,252

Fixed charges:
Interest incurred (1)	$181
Portion of rent expense deemed to represent interest factor	4
Fixed charges	$185

Ratio of earnings to fixed charges	12.2

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings before income taxes	$21,852	$8,078	$7,774	$6,942	$6,477

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(800)	(755)	(1,011)	(993)	(1,229)
Dividends from less than 50% owned affiliates	739	495	459	443	404
Fixed charges	768	821	879	1,104	1,165
Interest capitalized, net of amortization	—	14	6	(7)	(4)
Earnings available for fixed charges	$22,559	$8,653	$8,107	$7,489	$6,813

Fixed charges:
Interest incurred (1)	$750	$805	$861	$1,087	$1,148
Portion of rent expense deemed to represent interest factor	18	16	18	17	17
Fixed charges	$768	$821	$879	$1,104	$1,165

Ratio of earnings to fixed charges (2)	29.4	10.5	9.2	6.8	5.8

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(2) The ratio of earnings to fixed charges for the year ended December 31, 2016 includes the Gain on AB InBev/SABMiller business combination. Excluding this gain, the ratio of earnings to fixed charges would have been 11.3 for the year ended December 31, 2016.

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